UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

divine interVentures, inc.
(Name of Issuer)

Class A Common Stock, par value $0.001 per share
(Title of Class of Securities)

255404 10 5
(CUSIP Number)

July 11, 2000
(Date of Event Which Requires Filing of this Statement)

      Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      [   ] Rule 13d-1(b)

      [X] Rule 13d-1(c)

      [   ] Rule 13d-1(d)

      * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Person:

Dell Computer Corporation

I.R.S. Identification Nos. of Above Persons (Entities Only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):

(a) [ ] (b) [ ]

3.	SEC Use Only:

4.	Citizenship or Place of Organization:

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:[1]		5.	Sole Voting Power: 0

		6.	Shared Voting Power:

17,599,964

		7.	Sole Dispositive Power:

0

		8.	Shared Dispositive Power:

17,599,964

9.	Aggregate Amount Beneficially Owned by Each Reporting Person:

17,599,964

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[X]

11.	Percent of Class Represented by Amount in Row (9):

15.4%

12.	Type of Reporting Person (See Instructions):

CO

1Dell Computer Corporation and its indirect wholly owned subsidiary, Dell USA L.P., may be deemed to share ownership of the shares reported in this Schedule 13G.

1.	Names of Reporting Person:

Dell USA L.P.

I.R.S. Identification Nos. of Above Persons (Entities Only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):

(a) [ ] (b) [ ]

3.	SEC Use Only:

4.	Citizenship or Place of Organization:

Texas

Number of Shares Beneficially Owned by Each Reporting Person With:[2]		5.	Sole Voting Power: 0

		6.	Shared Voting Power:

17,599,964

		7.	Sole Dispositive Power:

0

		8.	Shared Dispositive Power:

17,599,964

9.	Aggregate Amount Beneficially Owned by Each Reporting Person:

17,599,964

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[X]

11.	Percent of Class Represented by Amount in Row (9):

15.4%

12.	Type of Reporting Person (See Instructions):

PN

2Dell Computer Corporation and its indirect wholly owned subsidiary, Dell USA L.P., may be deemed to share ownership of the shares reported in this Schedule 13G.

Item 1.      Issuer

                 (a)     Name of Issuer: divine interVentures, inc.

                 (b)     Address of Issuer’s Principal Executive Offices:
                           4225 Naperville Road
                           Suite 400
                           Lisle, Illinois 60532

Item 2(a)-(c) Name, Address and Citizenship of Person Filing:

                      1.  Dell Computer Corporation
                           One Dell Way
                           Round Rock, Texas 78682
                           Incorporated under the laws of the State of Delaware.

                      2.  Dell USA L.P.
                           One Dell Way
                           Round Rock, Texas 78682
                           Organized under the laws of the State of Texas.

                 (d). Title of Class of Securities: Class A Common Stock, par value $0.001 per share

                 (e). CUSIP Number: 255404 10 5

Item 3.      If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

                 (a) [   ] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

                 (b) [   ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

                 (c) [   ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

                 (d) [   ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

                 (e) [   ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

                 (f) [   ] An employee benefit plan or endowment fund in accordance with
                             Rule 13d-1(b)(1)(ii)(F);

                 (g) [   ] A parent holding company or control person in accordance with
                             Rule 13d-1(b)(1)(ii)(G);

                 (h) [   ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance
                             Act (12 U.S.C. 1813);

                 (i) [   ] A church plan that is excluded from the definition of an investment company under
                            Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

                 (j) [   ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

None.

Item 4.      Ownership.3

                 (a) Amount beneficially owned: 17,599,964

                 (b) Percent of class: 15.4%

                 (c) Number of shares as to which the person has:

                       (i) Sole power to vote or to direct the vote: 0

                       (ii) Shared power to vote or to direct the vote: 17,599,964

                       (iii) Sole power to dispose or to direct the disposition of: 0

                       (iv) Shared power to dispose or to direct the disposition of: 17,599,964

Dell USA L.P., a Texas limited partnership and an indirect wholly owned subsidiary of Dell Computer Corporation, owns 17,599,964 shares of the Class A Common Stock of divine interVentures, inc. This amount includes: (i) 16,666,666 shares of Class A Common Stock issued to Dell USA L.P. upon the conversion of Series D Preferred Shares purchased by Dell USA L.P. pursuant to that purchase agreement executed by Dell USA L.P. on December 7, 1999, (ii) 99,998 shares of Class A Common Stock issuable to Dell USA, L.P. upon the exercise of currently exercisable stock options and (iii) 833,300 shares of Class A Common Stock purchased by Dell USA L.P. on July 11, 2000. Therefore, Dell Computer Corporation and Dell USA L.P. may be deemed to be the beneficial owners of 17,599,964 shares of Class A Common Stock of divine interVentures, inc.

Item 5.      Ownership of Five Percent or Less of a Class.

                 Not applicable.

Item 6.      Ownership of More than Five Percent on Behalf of Another Person.

The information set forth in Item 4 is hereby incorporated by reference. Other than Dell Computer Corporation and Dell USA L.P., no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Class A Common Stock of divine interVentures, inc. owned by Dell USA L.P.

Item 7.      Identification and Classification of the Subsidiary Which Acquired the Security
                 Being Reported on By the Parent Holding Company.

                 Dell USA L.P., a Texas limited partnership.

Item 8.      Identification and Classification of Members of the Group.

                 Not applicable.

Item 9.      Notice of Dissolution of Group.

                 Not applicable.

3Dell Computer Corporation and its indirect wholly owned subsidiary, Dell USA L.P., may be deemed to share ownership of the shares reported in this Schedule 13G.

Item 10. Certifications.

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

[signature page follows]

SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 20, 2000
(Date)

DELL COMPUTER CORPORATION

Thomas H. Welch, Jr. Signature Vice President - Legal Name/Title

SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 20, 2000
(Date)

DELL USA L.P.

By: Dell Gen. P. Corp., Its General Partner

Thomas H. Welch, Jr. Signature Vice President - Legal Name/Title